UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

000-27143
(Commission File Number)
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Mitopharm Corporation
(Exact name of registrant as specified in its charter)


601 Union Street, Suite 4500, Seattle, WA 98101, (206) 262-9545
(Address of principal executive offices)(Zip Code)(Telephone number, including area code)


Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:






Rule 12g-4(a)(1)(i)

[   ]

Rule 12h-3(b)(1)(i)    [   ]
Rule 12g-4(a)(1)(ii)

[X]

Rule 12h-3(b)(1)(ii)   [   ]
Rule 12g-4(a)(2)(i)

[   ]

Rule 12h-3(b)(2)(i)    [   ]
Rule 12g-4(a)(2)(ii)   [   ]

Rule 12h-3(b)(2)(ii)   [   ]




Rule 15d-6                 [   ]
Approximate number of holders of record as of the
 certification or notice date: 414
Pursuant to the requirements of the Securities
 Exchange Act of 1934, Mitopharm Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.











Mitopharm Corporation





By

/s/ Peter Cheung
Date: June 6, 2007
Name:
 /s/ Peter Cheung